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April 18, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Chris Edwards
Tyler Howes
Kevin Vaughn
Jenn Do

Re:    Zai Lab Limited
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 001-38205

Ladies and Gentlemen:

    On behalf of our client, Zai Lab Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated April 8, 2025 on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (“Annual Report”). The Staff’s comment is repeated below in italics and is followed by the Company’s response. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2024

General

1.We note the changes to your disclosure appearing at the outset of your annual report, in Item 1. Business and Item 1A. Risk Factors relating to legal and operational risks associated with operating in China. It is unclear to us that there have been changes in the regulatory environment in the PRC since our prior 10-K review completed on June 10, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure

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relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure conveys the same risk. In future filings, please restore your disclosures in these areas to the disclosures as they existed in prior filings. For example, and without limitation, we note that your disclosure in your Annual Report on Form 10-K does not (i) state that the PRC government may intervene in or influence your operations at any time; (ii) explain how cash is transferred through your organization; and (iii) discuss the regulatory systems affecting your business in China.

Response:

The Company acknowledges the Staff’s comment. With respect to risks arising from the potential that the PRC government may intervene in or influence the Company’s operations at any time, the Company respectfully submits that it will make the following updates in its future disclosures on Form 10-K in response (together with such additional updates that the Company deems appropriate due to the passage of time or changing circumstances):

The Chinese government may intervene in or influence our business, which could result in a material change in our operations, strategy, research and development activities, commercial activities, business, financial condition, results of operations, ~~and~~ prospects, and the value of our securities.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time as the government deems appropriate to further regulatory, political, and societal goals. The Chinese government has published policies that significantly affect certain industries, such as the education and internet industries, and it may in the future release regulations or policies regarding the life sciences industry that could require us to seek permission from Chinese authorities to continue to operate our business or that may affect our strategy, research and development activities, or commercial activities, which may adversely affect our business, financial condition, results of operations, ~~and~~ prospects, and the value of our securities, including potentially making those securities worthless. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over securities offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, including the United States, as well as foreign investment in China-based issuers. Any such action by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer our securities to our investors and could cause the value of our securities to significantly decline or become worthless.

With regard to the disclosures in the Annual Report regarding how cash is transferred through the Company’s organization, we respectfully bring the Staff’s attention to the disclosures under the heading “Dividends and Other Distributions” on page 23 of the Annual Report and under the heading “We may rely on dividends and other distributions on equity paid by our Chinese subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese subsidiaries to make payments to us could have a material adverse effect on our business operations” on page 31 of the Annual Report. The Company has updated these disclosures since the annual report on Form 10-K for the year ended December 31, 2021 (the “2021 Annual Report”) for the purpose of eliminating duplicative disclosure and refocusing the disclosure on the potential impact to the Company of the relevant regulations that represent material risks, rather than on a fulsome and detailed explanation of the history of the regulations. Furthermore, the Company has retained and updated the explanation regarding cash flows through the Company. Consequently, the Company respectfully submits that the disclosure in the Annual Report complies with sample comments 4 and 9 of the Staff’s Sample Letter to China-Based Companies. Specifically, the Company respectfully submits that the existing disclosure provides a description of how cash is transferred through its organization; describes transfers, dividends, or distributions that have been made to date between the Company and its subsidiaries, quantifying the amount where applicable; and describes restrictions on foreign exchange and its ability to transfer cash between entities, across borders, and to U.S. investors. The Company’s corporate structure currently contains no VIEs (as disclosed under the heading “Zai Lab Limited is not a Chinese operating company, but a holding company incorporated in the Cayman Islands” prior to Item 1 of the Annual Report), and to date the Company has never declared or paid dividends on its ordinary shares (as disclosed in Item 5 on page 76 of the Annual Report), nor have there been any such dividends or other distributions from the Company’s Chinese subsidiaries to its subsidiaries located in or outside of mainland China (as disclosed on page 23 of the Annual Report).

With respect to the disclosures in the Annual Report regarding the regulatory systems affecting the Company’s business in China, we respectfully draw the Staff’s attention to the disclosures under the heading “We are or may be required to obtain certain permissions from Chinese authorities to operate in mainland China, transfer certain scientific data, and issue our securities to foreign investors” prior to Item 1 in the Annual Report. The Company has updated these disclosures since the 2021 Annual Report for the purpose of eliminating duplicative disclosure and refocusing the disclosure on the potential impact to the Company of the relevant regulations that represent material risks, rather than on a fulsome and detailed explanation of the history of the regulations. Furthermore, the Company has enhanced this description as compared to the 2021 Annual Report with additional detail regarding the risk arising from regulations on approvals required to transfer scientific data abroad or to foreign parties and to address risks arising from updates to the Trial Measures. The Company also respectfully draws the Staff’s attention to additional disclosures regarding the regulatory systems affecting the Company’s business in China, including without limitation those under the following headings:

•Government Regulation, pages 13-18
•The Chinese government may intervene in or influence our business, which could result in a material change in our operations, strategy, research and development activities, commercial activities, business, financial condition, results of operations, and prospects, page 27
•We are required to obtain certain approvals and licenses from Chinese authorities to operate our Chinese subsidiaries, page 29
•Under Chinese laws and regulations, we may be required by the CSRC or other Chinese regulatory authorities to obtain approval or follow certain procedures to issue our securities to foreign investors, and we cannot predict whether or when we will be able to obtain such approval or complete such procedures, page 29
•We may face further restrictions (or even prohibitions) on our ability to transfer our scientific data abroad if Chinese regulators impose new restrictions (or change their interpretation of existing restrictions) on life sciences companies like us and the scientific data we obtain, generate, and maintain, page 55

The Company respectfully submits that the disclosures described above comply with sample comment 8 of the Staff’s Sample Letter to China-Based Companies. Specifically, the Company respectfully submits that the existing disclosure provides a description of the material permissions or approvals that the Company and its subsidiaries are required to obtain from Chinese authorities to operate its business and to issue securities to foreign investors, including those permissions required under the CSRC, the CAC, and other governmental agencies; an affirmative statement that no application for any such material license or permit has been denied; and the consequences to the Company and its investors if the Company and its subsidiaries do not receive or maintain such permissions or approvals or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and the Company is required to obtain such permissions or approvals in the future.

Nonetheless, the Company respectfully submits that it will make the following updates in its future disclosures on Form 10-K (together with such additional updates that the Company deems appropriate due to the passage of time or changing circumstances):

We are required to obtain certain approvals and licenses from Chinese authorities to operate our Chinese subsidiaries.

The Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. For example, to conduct our business activities in mainland China, each of our Chinese subsidiaries is required to obtain a business license from the local counterpart of the SAMR. Our ability to operate in mainland China could be undermined if our Chinese subsidiaries are not able to obtain or maintain required approvals from Chinese authorities to operate in mainland China. Each of our Chinese subsidiaries has obtained a valid business license from the local counterpart of the SAMR, and no application for any such license has been denied. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to comply with such regulations or interpretations. If in the future our Chinese subsidiaries do not receive or maintain required approvals, such as because we inadvertently conclude that approvals are not required or because of changes in applicable laws and regulations or interpretations of such laws and regulations, the operations of our Chinese subsidiaries, and as a result our business, results of operations, financial condition, and prospects, could be adversely affected, and the value of our securities could significantly decline or become worthless.

Thank you for your consideration in reviewing the above responses. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sara von Althann
Sara von Althann

cc:    Yajing Chen
    Bruce Blefeld
    Aslynn Hogue